===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC File Number: 333-02115

(CHECK ONE): / /Form 10-K   / /Form 20-F   /x/Form 11-K   / /Form 10-Q
             / /Form N-SAR  / /Form N-CSR

For Period Ended: December 31, 2002

/ /Transition Report on Form 10-K
/ /Transition Report on Form 20-F
/ /Transition Report on Form 11-K
/ /Transition Report on Form 10-Q
/ /Transition Report on Form N-SAR
/ /Transition Report on Form N-CSR

For the Transition Period Ended: ___________________

===============================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
===============================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

===============================================================================

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: WorldCom, Inc. 401(k) Salary Savings Plan

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number):
22001 Loudoun County Parkway
City, State and Zip Code:  Ashburn, Virginia 20147

                                    PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
   / / portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.



         As reported in the WorldCom, Inc. (the "Company" or "WorldCom") Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on June 26, 2002, WorldCom announced that as a result of an internal audit of WorldCom's capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles and that WorldCom would therefore restate its financial statements for 2001 and the first quarter of 2002. The Company promptly notified its recently engaged external auditors, KPMG LLP ("KPMG"), and has engaged KPMG to undertake a comprehensive audit of the Company's financial statements for 2000, 2001, and 2002. The Company also notified Andersen LLP ("Andersen"), which audited the Company's financial statements for 2001 and reviewed such statements for first quarter 2002, promptly upon discovering these improperly reported amounts. On June 24, 2002, Andersen advised WorldCom that in light of the inappropriate transfers of line costs, Andersen's audit report on the Company's financial statements for 2001 and Andersen's review of the Company's financial statements for the first quarter of 2002 could not be relied upon.

         As reported in its Current Report on Form 8-K filed on August 9, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002. As a result, WorldCom intends to restate its financial statements for 2000, 2001, and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

         As reported in its Current Report on Form 8-K filed on March 14, 2003, WorldCom announced it had completed a preliminary review of its goodwill and other intangible assets and property and equipment ("PP&E") accounts. As announced at that time, this review has resulted in the write-off of all existing goodwill and a substantial write-down of the carrying value of PP&E and other intangible assets following an impairment analysis and other adjustments in accordance with GAAP. Specifics include:

         The value of goodwill reflected on the Company's last reported balance sheet, $45 billion, is impaired and has been written off completely; and the value of PP&E and other intangible assets reflected on the Company's last reported balance sheet, $39.2 billion and $5.6 billion, respectively, is impaired and has been adjusted to a value of approximately $10 billion as of December 31, 2002.

         A Special Committee of WorldCom's Board of Directors conducted an independent investigation of these matters with the law firm of Wilmer, Cutler & Pickering as special counsel and PricewaterhouseCoopers LLP as their financial advisors. WorldCom's accounting practices also are under investigation by the U.S. Attorney's Office for the Southern District of New York and the Examiner appointed by the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Richard Thornburgh, former Attorney General of the United States. As reported in its Current Report on Form 8-K filed on November 27, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims brought in a civil lawsuit by the SEC regarding the Company's past public financial reports. The injunction imposes certain ongoing obligations on the Company and permits the SEC to seek a civil penalty.

         On May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the proposed settlement, WorldCom is liable for a civil penalty of $1.51 billion, to be satisfied by payment of $500 million upon the effective date of WorldCom's emergence from Chapter 11 protection. The proposed settlement must be approved by both the U.S. District Court for the Southern District of New York and the Bankruptcy Court. The proposed settlement provides that the funds paid by WorldCom in satisfaction of the SEC's judgment will be distributed pursuant to the Fair Funds provisions of the Sarbanes-Oxley Act of 2002. The SEC has proposed a plan for distribution of the funds, which is subject to court approval. On May 19, 2003, the District Court entered an order which, among other things, established a procedure inviting interested parties to submit comments on the proposed settlement on or before June 6, 2003. On June 11, 2003, the District Court held a status conference with the parties and deferred a decision on the approval of the proposed settlement. The District Court stated that additional proceedings regarding approval of the proposed settlement would be scheduled in the near future. WorldCom also consented to the entry of two orders dealing with internal controls and corporate governance issues that modified certain of the ongoing obligations imposed in the permanent injunction entered on November 26, 2002.

         WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. Investors and creditors should be aware that additional amounts of improperly reported pre-tax earnings may be discovered and announced. Until the Company has completed its final review and KPMG is able to complete an audit of 2000, 2001, and 2002, the total impact on previously reported financial statements cannot be known. The Company intends to announce changes to previously reported financial statements once its review is complete.

         As reported in its Current Report on Form 8-K filed on July 22, 2002, the Company and certain of its direct and indirect U.S. subsidiaries have filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court (Case No. 02-13533). By order dated July 22, 2002, the debtors' Chapter 11 cases have been consolidated for procedural purposes only and are being jointly administered. As reported in its Current Report on Form 8-K filed on November 12, 2002, the Company filed additional bankruptcy petitions for 43 of its subsidiaries, most of which were effectively inactive and none of which had significant debt. The debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. Accordingly, pursuant to section 362 of the Bankruptcy Code, most of the litigation against the Company has been stayed. As reported in its Current Report on Form 8-K filed on April 15, 2003, the Company and certain of its direct and indirect subsidiaries filed their joint plan of reorganization and related disclosure statement with the U.S. Bankruptcy Court for the Southern District of New York.

     Based upon the foregoing, WorldCom has been unable to complete and file its consolidated financial statements for the fiscal year ended December 31, 2002. The preparation of the Form 11-K for the WorldCom, Inc. 401(k) Salary Savings Plan for the fiscal year ended December 31, 2002 depends on receiving data from WorldCom regarding funds payable to the WorldCom, Inc. 401(k) Salary Savings Plan, which amounts are being adjusted in connection with the audit of WorldCom's financial statements described above. After completing these adjustments, an audit must be performed on the WorldCom, Inc. 401(k) Salary Savings Plan. For these reasons, the WorldCom, Inc. 401(k) Salary Savings Plan has been unable to complete and file the Form 11-K for that period by the date required without unreasonable effort or expense.

                                    PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Paul Eskildsen                (703)                     886-4051
        (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                             / /Yes /X/No

          Quarterly Report on Form 10-Q of WorldCom, Inc. for the quarterly period ended June 30, 2002.

          Quarterly Report on Form 10-Q of WorldCom, Inc. for the quarterly period ended September 30, 2002.

          Annual Report on Form 10-K of WorldCom, Inc. for the year ended December 31, 2002.

          Quarterly Report on Form 10-Q of WorldCom, Inc. for the quarterly period ended March 31, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/Yes / /No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The financial statements for the WorldCom, Inc. 401(k) Salary Savings Plan will change significantly because investments by plan participants in WorldCom, Inc. securities represented a substantial portion of the investments in the plan, and the value of those investments has declined significantly since the last fiscal year. At December 31, 2001, WorldCom group stock and MCI group stock comprised approximately $682 million of plan assets, or approximately 35% of total plan assets of approximately $1,974 million. The decline in value from December 31, 2001 to December 31, 2002 of the WorldCom group stock and MCI group stock held by the plan was approximately $675 million. The decline in value of the WorlCom group stock and MCI group stock from December 31, 2001 to December 31, 2002 will be reflected in Net Depreciation in Fair Value of Investments on the WorldCom, Inc. 401(k) Salary Savings Plan 2002 Statement of Changes in Net Assets Available for Benefits.

                    WorldCom, Inc. 401(k) Salary Savings Plan

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2003

                    By:    /s/ Stephen R. Mooney
                           -------------------------------------
                    Name:  Stephen R. Mooney
                    Title: Vice President, Treasury and Risk
                           Management